Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 30, 2018

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated July 13, 2018, Supplement dated July 16, 2018, Supplement No. 3 dated August 16, 2018, Supplement No. 4 dated September 17, 2018 and Supplement No. 5 dated October 16, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our purchase of Main Street at Kingwood, a grocery-anchored shopping center; and

•	to disclose our entering into a credit facility.

Main Street at Kingwood

On October 25, 2018, we acquired Main Street at Kingwood from an unaffiliated third party for approximately $85.7 million, including purchase price credits and transaction costs. Built in 2016, Main Street at Kingwood is a 185,751 square foot grocery-anchored retail shopping center. At the time of acquisition, Main Street at Kingwood was 98% leased to 36 tenants with a weighted average remaining lease term of 13.9 years at a weighted average rent of $23.52 per square foot per year.

Main Street at Kingwood is located 27 miles northeast of downtown Houston in Kingwood, one of the largest, most established master planned communities in Houston. The property is situated at the intersection of Kingwood Drive and West Lake Houston Parkway, the two primary thoroughfares in the community of Kingwood. Houston’s population is growing faster than many major cities in the United States and the Houston metro area is business friendly due to its low cost of business, low cost of living, and no state income tax.

As of the date of acquisition, one tenant of Main Street at Kingwood occupied 10% or more of the rentable square footage. H-E-B, the dominant grocer based in Texas, leases 57% of the total gross leasable area of the property. The H-E-B lease, which expires in 2036, requires the tenant to pay base annual rent of approximately $15.00 per square foot on a monthly basis, provides for a 5% base rent increase every 10 years and provides the tenant six 5-year renewal options.

For federal income tax purposes, we estimate that the depreciable basis for Main Street at Kingwood will be approximately $83.4 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Main Street at Kingwood total approximately $755,056 (2017 tax bill).

The table below sets forth certain historical information with respect to the occupancy rate of Main Street at Kingwood since its completion in 2016, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Weighted Average Occupancy	Average Effective Annual Base Rent per Leased Square Foot (1)
2016 (2)	N/A	N/A
2017	94%	$23.73
2018 (3)	98%	$23.52

(1)

Average effective annual base rent per leased square foot is determined from the annualized June base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

(2)	Property was delivered in 2016 and occupancy and rent not available.
(3)	As of October 2018.

The following table sets forth certain information as of October 24, 2018 with respect to the expiration of leases currently in place at Main Street at Kingwood through December 31, 2030.

Year	Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands) (1)	% of Total Annual Base Rental Income Represented by Expiring Leases (1)
2018	0	0	0	0	0
2019	0	0	0	0	0
2020	0	0	0	0	0
2021	0	0	0	0	0
2022	9	14,408	8%	$514.91	10%
2023	5	7,383	4%	$268.81	5%
2024	3	9,574	4%	$317.73	6%
2025	2	4,090	2%	$205.06	4%
2026	0	0	0	0	0
2027	12	33,315	17%	$1,467.89	26%
2028	3	9,400	5%	$392.42	7%
2029	1	1,500	1%	$45	1%
2030	0	0	0%	0	0

(1)

Amounts are calculated based on the October 2018 base rent for leases in place on October 24, 2018. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

We own a fee simple interest in Main Street at Kingwood. We believe it is adequately covered by insurance and is suitable for its intended purpose and we have no programs for any material renovations. Main Street at Kingwood faces competition from similarly situated properties in and around its submarket.

Credit Facility

On October 24, 2018, our operating partnership entered into a credit agreement (“Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent and lead arranger. The Credit Agreement provides for aggregate commitments of up to $60,000,000 for unsecured revolving loans, with an accordion feature pursuant to which our operating partnership may increase the aggregate commitments to up to $500,000,000, subject to the satisfaction of certain conditions (the “Credit Facility”). Our operating partnership may use the proceeds of borrowings under the Credit Agreement for funding general business purposes of our operating partnership and its subsidiaries in the ordinary course of business, including financing certain real estate portfolio investments. Upon entering into the Credit Facility, our operating partnership borrowed $60,000,000 on the Credit Facility to fund, in part, the acquisition of Main Street at Kingwood. Loans outstanding under the Credit Facility bear interest, at our operating partnership’s option, at either an adjusted base rate or an adjusted LIBOR rate, in each case, plus an applicable margin. The applicable margin ranges from 1.30% to 1.90% for borrowings at the adjusted LIBOR rate, in each case, based on the total leverage ratio of our operating partnership and its subsidiaries. Loans under the Credit Facility will mature three years from October 24, 2018, unless extended pursuant to the terms of the Credit Agreement.

Pursuant to the Credit Agreement, our operating partnership has made certain representations and warranties and must comply with various covenants and reporting requirements customary for facilities of this type, including financial covenants relating to its total leverage ratio, fixed charges ratio, consolidated net worth, unencumbered leverage ratio and unsecured interest coverage ratio. The Credit Agreement contains events of default customary for financings of this type. Upon the occurrence of certain events of default, Wells Fargo, at the instruction of the lender(s), may terminate any remaining commitments and declare the outstanding loans and other obligations under the Credit Facility immediately due and payable. Upon the occurrence of events of default related to bankruptcy, insolvency and similar events, the commitments will automatically terminate and the outstanding loans and other obligations under the Credit Facility will become immediately due and payable. Our company and certain of our subsidiaries have agreed to guarantee the borrowings under the Credit Agreement.

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